

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 16, 2007

via U.S. mail and facsimile

Carlton E. Turner
Chief Executive Officer
Carrington Laboratories, Inc.
2001 Walnut Hill Lane
Irving, Texas 75038

> **RE:**   **Carrington Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 6, 2007**
> **Annual Report on Form 10-K for fiscal year end December 31, 2006**
> **Definitive Proxy Statements on Schedule 14A filed on April 19, 2007**
> **and June 6, 2007**

Dear Mr. Turner:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For the Fiscal Quarter Ended June 30, 2007

Item 1 – Financial Statements, page F-26

1.   We remind you to update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Condensed Consolidated Statements of Cash Flows, page F-29

2.   We note from your response that you included the $1.7 million repayment of the Comerica credit facility in the net figure of $283,000, which includes all capital lease and bank debt payments and borrowings. Please revise your statement of cash flows to present gross amounts of cash receipts and cash payments during the period. Refer to paragraph 11 of SFAS 95 for guidance.

Note 7 – Debt, page F-34

3.   You disclose the Second Closing Debentures will have a conversion price equal to the lesser of the conversion price for the First Closing Debentures and the volume-weighted average trading price for your common stock for the five trading days immediately preceding the Second Closing (subject to a floor of $1.125). However, on page 11 you disclose the conversion price of these debentures is $.80. Please revise your filing to clarify.

4.   We appreciate the analysis of your convertible debt in response to prior comment 37. You state, "Section 11(d) of the Convertible Debenture provides for downward adjustments to the Conversion Price if the Company issues additional shares at a price lower than the Conversion Price. There is no floor on the adjusted conversion price, and the number of shares that could be issued could potentially exceed the number of authorized shares. Because of this possibility, EITF 00-19, paragraph 20 requires liability treatment." Since the downward adjustments appear to be triggered by the issuance of shares, rather than the trading price, it appears these adjustments may be within your control. Please explain whether the provision can result in downward adjustments to the conversion price as a result of events that are outside of your control. Explain how you have considered this in determining paragraph 20 of EITF 00-19 requires liability treatment.

5.   We also appreciate your analysis of the warrants. You concluded liability treatment is appropriate for the Series D warrants based on possible changes to the conversion price if there are subsequent equity sales at a lower price. Please tell us whether these potential equity sales would be considered under the control of the company and how you considered this in determining fair value accounting under SFAS 133 is required.

        You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 for questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 555-3729 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

CC: Peter A. Lodwick, Esq.
(214) 969-1751